NII Holdings, Inc.
12110 Sunset Hills Road, Suite 600
Reston, VA 20190
January 11, 2019

via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Terry French
Accounting Branch Chief

Re:    NII Holdings, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed March 15, 2018
File No. 001-37488

Dear Mr. French:

NII Holdings, Inc. (the "Company") has received your letter dated December 20, 2018 containing comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Commission on March 15, 2018 (the "Form 10-K"). The Company is providing this letter in response to the comments set forth in your letter.

For convenience of reference, your comments are included in bold below, with the Company's responses following the comments.

Form 10-K for the Year Ended December 31, 2017

Financial Statements
Note 4 - Impairment, Restructuring and Other Charges, Page F-16

1.
Refer to the impairment of intangible assets of $1.3 billion in 2016. Tell us how you considered the requirement to file an Item 2.06 Form 8-K, within four business days after the determination of the impairment was estimable. If required, please include the date the officers or board of directors authorized the material charge for the impairment and disclose a description of the impaired assets, the facts and circumstances leading to the conclusion that the charge for impairment was required and the amount of the charge. We note on Page 10 of the Form 10-Q for the period ended September 30, 2016 that you believed the most likely outcome for the future of your business was the sale of Nextel Brazil, but that this operation was not reflected as held for sale in your financial statements in any future period and this outcome is not mentioned in your filings subsequent to September 30, 2016. Include in your disclosure descriptions of specific changes in assumptions or values used in 2016 as compared to fresh start accounting assumptions used in 2015 and the basis for the amount of the charges in the period in which the charge was recorded. Please also detail the basis for your belief that the fair value of these assets as of the implementation of fresh start accounting as of June 30, 2015 was significantly higher than the book value immediately prior to the bankruptcy date.

Response:

Item 2.06 Form 8-K Considerations

According to the Commission's Instruction to Item 2.06 of Form 8-K, "no filing is required under this Item 2.06 if the conclusion is made in connection with the preparation, review or audit of financial statements required to be included in the next periodic report due to be filed under the Exchange Act, the periodic report is filed on a timely basis and such conclusion is disclosed in the report." During October 2016, in connection with the preparation of the Company's financial statements for the third quarter of 2016, management determined that certain assumptions with respect to the likelihood that the Company would hold and operate its subsidiary, Nextel Brazil, should be updated. Specifically, there was evidence of increasing uncertainty with respect to the Company's ability to obtain sufficient capital necessary to fund its business plan, which increased the likelihood of a sale of Nextel Brazil in the foreseeable future. These updated assumptions resulted in the conclusion that the carrying value of Nextel Brazil's long-lived assets were not recoverable. Management completed an analysis to determine the amount of the impairment charge that should be recorded and discussed its conclusions with the Audit Committee on November 8, 2016. The Company's Form 10-Q for the three months ended September 30, 2016 included the conclusion regarding the impairment charge to Nextel Brazil's long-lived assets and was filed on a timely basis on November 14, 2016. As a result, management concluded that an Item 2.06 Form 8-K was not required.

Held For Sale Considerations

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360, "Property, Plant and Equipment," Section 10-45-9 lists the criteria that must be met in order for a disposal group to be classified as held for sale. Criterion (a) requires that "Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group)." A sale of Nextel Brazil would require a majority vote of the Company's stockholders because it would result in the sale of all or substantially all of the Company's assets. The Company did not at the time, nor has it to date, requested stockholder approval for a sale of Nextel Brazil. As a result, since the Board of Directors and management do not have the authority to complete a sale of this asset, Nextel Brazil has not met the held for sale criteria, and the Company has not classified Nextel Brazil as held for sale in its condensed consolidated financial statements for the three months ended September 30, 2016 or in any subsequent reporting period.

In addition, the Staff observed in its comment that with respect to the Company's disclosure that the most likely outcome for the future of the business was the sale of Nextel Brazil, "this outcome is not mentioned in your filings subsequent to September 30, 2016." Management refers the Staff to Note 4 to the consolidated financial statements included in the Company's Form 10-K for the year ended December 31, 2016, as well as to Note 2 to the condensed consolidated financial statements included in the Form 10-Q for the three months ended March 31, 2017, both of which contain similar disclosures regarding the most likely outcome for the future of the business. This disclosure was not included in subsequent filings as incremental capital was obtained by the Company in connection with the sale of 30% of Nextel Holdings, a subsidiary of the Company that indirectly owns Nextel Brazil, to ice group (now Access Industries).

Change In Assumptions From 2015 To 2016

Upon the Company's emergence from Chapter 11 of Title 11 of the United States Bankruptcy Code ("Chapter 11") proceedings in June 2015, the values of its long-lived assets were based on the reorganization value of the business, which was confirmed by the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). This reorganization value was determined and approved by various creditor groups. As required by ASC 852, "Reorganizations," the Company utilized the Bankruptcy Court-approved reorganization value to apply fresh start accounting and allocated that fair value to the underlying assets.

The most significant increase in value relative to the carrying value of the Company's assets immediately prior to emergence from Chapter 11 related to Nextel Brazil's spectrum licenses. The Company originally acquired most of these licenses in connection with spectrum auctions that occurred in 2010. As described in Note 2, Footnote (f) to the Company's consolidated financial statements included in the Form 10-K for the year ended December 31, 2016, the Company valued Nextel Brazil's spectrum licenses using both an income approach, which was a discounted cash flow approach based on the reorganization plan approved by the Bankruptcy Court, and the market approach. As disclosed, the resulting value of these licenses was similar to the prices observed for comparable licenses in Brazil in, at the time, market guideline transactions, the most recent of which occurred in 2014 where the prices paid were at significant premiums compared to the prices paid on a weighted average basis in 2010.

Following the Company's emergence from Chapter 11, Nextel Brazil was operating in a severe economic downturn, which resulted in significant pressure on Nextel Brazil's operations, most notably in the form of higher subscriber churn, which led to lower operating revenues, higher bad debt expense and lower forecasted cash. As a result, management evaluated opportunities to raise capital to provide additional funding for Nextel Brazil. However, during the third and early fourth quarters of 2016, discussions with various third parties were either suspended or did not result in actionable funding proposals. Also, as of the end of the third quarter of 2016, there were very limited indications of near-term macroeconomic recovery, and it appeared more likely that the intense pressure on Nextel Brazil's operating revenues would continue for the foreseeable future. Given the Company's lack of ability to raise capital, as well as the pressure on operating results and liquidity, the long-lived asset impairment test performed during the third quarter of 2016 assigned a low probability weighting to the long-term cash flows generated by a fully funded business and a greater probability to a sale of the asset group.

From an accounting perspective, these changes impacted the inputs to the recoverability test performed pursuant to ASC 360. The reorganization value as of June 30, 2015, and the resulting values of the underlying long-lived assets determined in connection with the application of fresh start accounting, were based on a "hold and operate" assumption and reflected the long-term cash flow generating potential of the assets at the time. The impairment value as of September 30, 2016 was based on a "disposal" assumption, which reflected the lack of interest by third parties to invest capital to fund Nextel Brazil and was primarily attributable to the option value associated with Nextel Brazil's spectrum assets. The Company's equity value decreased from approximately $2.1 billion as of June 30, 2015, which was the equity value based on the reorganization plan approved by the Bankruptcy Court, to approximately $333 million as of September 30, 2016.

As noted in disclosures related to the impairment charge recorded in the third quarter of 2016, the Company's estimate of the fair value of Nextel Brazil's asset group was based on its market capitalization, which management believes reflected the value of the Company's assets as described above.

Note 9 - Commitments and Contingencies, Page F-20

2.
We note on Pages 5 and 30 of the 10-K that the investment agreement with the ice group provided for, after ice group's initial $50 million investment, the registrant's contribution of proceeds received by the registrant from the release of escrowed funds through a 115 account, which is a contribution without issuance of additional equity. We also note that you are taking the position that this contribution requirement does not continue after the ice group additional investment option agreement was terminated but that you have been notified by ice group that ice group believes future escrow proceeds must be contributed to the subsidiary (which would create a 30% effective non-controlling interest in any escrowed funds). Please tell us the basis for your belief that this would not constitute a material contingency which would require disclosure in the notes to the financial statements, since any dispute may result in 30% of the disputed escrow being subject to a non-controlling interest.

Response:

Management notes that the potential effect of the dispute related to the possible future contribution of escrowed funds would not result in a liability in the Company's consolidated financial statements and therefore does not require disclosure under the requirements of ASC 450, "Contingencies." However, in consideration of the Staff's comment, assuming there are no changes in facts and circumstances, management intends to enhance the disclosure related to this matter similar to the following in the notes to the financial statements in future filings:

On June 5, 2017, the Company and AINMT Holdings AB, or ice group, an international telecommunications company operating primarily in Norway under the "ice.net" brand, along with certain affiliates of the Company and ice group, entered into an investment agreement to partner in the ownership of Nextel Brazil. On July 20, 2017, ice group completed its initial investment of $50.0 million in Nextel Holdings S. à r.l., or Nextel Holdings, a newly formed subsidiary of the Company that indirectly owns Nextel Brazil, in exchange for 30% ownership in Nextel Holdings. In connection with the initial investment, ice group received 50.0 million shares of cumulative preferred voting stock in Nextel Holdings, and the Company received 116.6 million shares of common stock in this entity. The investment agreement also provided ice group with an option, exercisable on or before November 15, 2017, to invest an additional $150.0 million in Nextel Holdings for an additional 30% ownership. ice group did not exercise its option, and on February 27, 2018, the Company terminated the investment agreement. The investment agreement provided for, after ice group’s initial investment, the Company's contribution of proceeds arising from the release of escrowed funds through a 115 account, which is a contribution without the issuance of additional equity. Management does not believe that this requirement survives the termination of the investment agreement and intends for all future contributions by the Company to Nextel Holdings to be made through capital contributions with additional equity being issued to us. ice group and Access Industries have notified the Company that they believe future escrow proceeds received by the Company from the escrow account must be contributed to Nextel Holdings through the 115 account without the issuance of equity, which would result in 30% of the disputed escrow being subject to a non-controlling interest. In September 2018, ice group completed the sale of its 30% ownership interest in Nextel Holdings by selling the shares of its intermediary holding company, AI Brazil Holdings B.V., to AI Media Holdings (NMT) LLC (90%), or Access Industries, and Bridford Music Holdings B.V. (10%). Since the Company continues to have a controlling interest in Nextel Brazil, the Company has consolidated this entity and its subsidiaries.

Management will also continue to disclose all relevant information regarding the partnership agreement with ice group (now Access Industries) in the Company's filings and will update these disclosures with recent developments, as necessary.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (703) 390-5100. Thank you for your assistance with this matter.

Sincerely,

/s/ TIMOTHY M. MULIERI
Timothy M. Mulieri
Vice President, Corporate Controller